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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SUNAIR ELECTRONICS, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

867017105

(CUSIP Number)

David Ristaino, Esq.
Akerman Senterfitt
One SE Third Avenue
Miami, FL 33131
Tel. No.: (305) 374-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867017105			Page 2 of 10

1.	Name of Reporting Person: COCONUT PALM CAPITAL INVESTORS II, LTD.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00; Private Placement

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,000,000*

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,000,000*

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 78.9%

14.	Type of Reporting Person (See Instructions): PN

*	15,000,000 shares of common stock, par value $.10 per share (the “Common Stock”), consisting of 5,000,000 shares of Common Stock and 10,000,000 shares of Common Stock underlying warrants, all of which are immediately exercisable.

CUSIP No. 867017105			Page 3 of 10

1.	Name of Reporting Person: COCONUT PALM CAPITAL INVESTORS, II, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00; Private Placement by Coconut Palm Capital Investors II, Ltd.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,000,000*

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,000,000*

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 78.9%

14.	Type of Reporting Person (See Instructions): CO

*	15,000,000 shares of common stock, par value $.10 per share (the “Common Stock”), beneficially owned by Coconut Palm Capital Investors II, Ltd., consisting of 5,000,000 shares of Common Stock and 10,000,000 shares of Common Stock underlying warrants, all of which are immediately exercisable.

CUSIP No. 867017105			Page 4 of 10

1.	Name of Reporting Person: RICHARD C. ROCHON		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00; Private Placement by Coconut Palm Capital Investors II, Ltd.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,000,000*

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,000,000*

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 78.9%

14.	Type of Reporting Person (See Instructions): IN

*	15,000,000 shares of common stock, par value $.10 per share (the “Common Stock”), beneficially owned by Coconut Palm Capital Investors II, Ltd., consisting of 5,000,000 shares of Common Stock and 10,000,000 shares of Common Stock underlying warrants, all of which are immediately exercisable. Assumes beneficial ownership of such shares is attributed to Mr. Rochon.

CUSIP No. 867017105			Page 5 of 10

1.	Name of Reporting Person: MARIO B. FERRARI		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00; Private Placement by Coconut Palm Capital Investors II, Ltd.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,000,000*

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,000,000*

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 78.9%

14.	Type of Reporting Person (See Instructions): IN

*	15,000,000 shares of common stock, par value $.10 per share (the “Common Stock”), beneficially owned by Coconut Palm Capital Investors II, Ltd., consisting of 5,000,000 shares of Common Stock and 10,000,000 shares of Common Stock underlying warrants, all of which are immediately exercisable. Assumes beneficial ownership of such shares is attributed to Mr. Ferrari.

CUSIP No. 867017105	13D/A	Page 6 of 10 Pages

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 (this “Amendment”) to Schedule 13D relates to the common stock, $.10 par value per share (the “Common Stock”), of Sunair Electronics, Inc., a Florida corporation (the “Company”), whose principal executive offices are located at 3005 SW Third Ave., Fort Lauderdale, FL 33315.

This Amendment is being filed by the Reporting Persons (as defined in Item 2(a) of this Amendment) and amends and restates the statement on Schedule 13D originally filed with the Securities and Exchange Commission on November 29, 2004, by the Reporting Persons (as defined in Item 2(a) of this Amendment) and Michael D. Herman.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Amendment is filed by (i) Coconut Palm Capital Investors II, Ltd. (“Coconut Palm”), with respect to shares of Common Stock and warrants to purchase shares of Common Stock which it has acquired; (ii) Coconut Palm Capital Investors II, Inc. (“Coconut Palm Inc.”), with respect to shares of Common Stock and warrants to purchase shares of Common Stock which Coconut Palm has acquired; (iii) Richard C. Rochon, with respect to shares of Common Stock and warrants to purchase shares of Common Stock which Coconut Palm has acquired; and (iv) Mario B. Ferrari, with respect to shares of Common Stock and warrants to purchase shares of Common Stock which Coconut Palm has acquired. The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The residence or principal business and principal office address of each of the Reporting Persons and present principal occupation or employment is as follows:

(1)	Coconut Palm: 595 South Federal Highway Suite 600 Boca Raton, FL 33432 Coconut Palm Inc. is the general partner of Coconut Palm.

(2)	Coconut Palm Inc.:
Coconut Palm Capital Investors II, Inc.
c/o Coconut Palm Capital Investors II, Ltd.
595 South Federal Highway
Suite 600
Boca Raton, FL 33432
Mr. Ferrari is 1 of 2 directors and the Vice President of Coconut Palm Inc.
Mr. Rochon is the sole shareholder, 1 of 2 directors and the President of Coconut Palm Inc.

(3)	Richard C. Rochon c/o Coconut Palm Capital Investors II, Ltd. 595 South Federal Highway Suite 600 Boca Raton, FL 33432 Mr. Rochon is a business consultant and investor.

(4)	Mario B. Ferrari c/o Coconut Palm Capital Investors II, Ltd. 595 South Federal Highway Suite 600 Boca Raton, FL 33432 Mr. Ferrari is a business consultant and investor.

(c)	None of the entities or Reporting Persons identified in this Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 867017105	13D/A	Page 7 of 10 Pages

(d)	None of the Reporting Persons identified in this Item 2 have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(e)	Citizenship of Reporting Persons:

Coconut Palm Capital Investors II, Ltd.	Florida
Coconut Palm Capital Investors II, Inc.	Florida
Richard C. Rochon	United States
Mario B. Ferrari	United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 8, 2005, Coconut Palm acquired from the Company 5,000,000 shares of Common Stock and warrants to purchase 10,000,000 shares of Common Stock for the purchase price of $25,000,000 pursuant to the terms of the Purchase Agreement (as defined in Item 4 below). Coconut Palm obtained the $25,000,000 in a private placement of its equity. No other financing was required to effect the transaction.

ITEM 4. PURPOSE OF THE TRANSACTION.

On February 8, 2005, the Company and Coconut Palm consummated the transactions contemplated by that certain Purchase Agreement, dated November 17, 2004, by and between the Company and Coconut Palm (the “Purchase Agreement”), pursuant to which the Company issued and Coconut Palm purchased: (i) 5,000,000 units (each a “Unit” and collectively the “Units”) at a purchase price of $5.00 per Unit for an aggregate purchase price of $25,000,000. Each Unit consists of: (i) one share of the Company’s Common Stock; (ii) a warrant to purchase one additional share of the Company’s Common Stock at an exercise price of $6.00 per share, which is immediately exercisable and will expire after three years; and (iii) a warrant to purchase one additional share of the Company’s Common Stock at an exercise price of $7.00 per share, which is immediately exercisable and will expire after five years.

Pursuant to the Purchase Agreement, the Company has agreed to file a registration statement with the Securities and Exchange Commission to register the resale by Coconut Palm of the shares underlying the Units within sixty (60) days after the closing of the Purchase Agreement.

Based on the number of shares of Common Stock of the Company outstanding on February 8, 2005, following the closing of the Purchase Agreement, Coconut Palm acquired ownership of record of approximately 55.5% of the Common Stock outstanding, and beneficial ownership of 78.9% of the Common Stock, which includes 10,000,000 shares of the Common Stock underlying the warrants which are immediately exercisable. As a result of the consummation of the transactions contemplated by the Purchase Agreement, Coconut Palm has acquired enough shares of the Company’s Common Stock to control the Company.

In connection with the Purchase Agreement, Coconut Palm entered into a Voting Agreement, dated November 17, 2004 (the “Voting Agreement”) with the Company’s then majority shareholder, Michael D. Herman. Pursuant to the terms of the Voting Agreement, Michael D. Herman agreed to vote his beneficially owned shares of Common Stock in favor of the issuance and sale of the Units by the Company to Coconut Palm at the Annual Meeting of Shareholders of the Company held February 4, 2005 (the “Annual Meeting”) and to grant Coconut Palm an irrevocable proxy to vote such shares of Common Stock: (i) in favor of the issuance and sale of the Units by the Company to Coconut Palm, as contemplated by the Purchase Agreement; and (ii) against any actions or approval that could compete with or could serve to materially interfere with, delay, discourage adversely or inhibit the timely consummation of the issuance and sale of the Units by the Company to Coconut Palm, as contemplated by the Purchase Agreement. The Voting Agreement terminated on February 8, 2005, upon the consummation of the transactions contemplated by the Purchase Agreement.

In connection with the Purchase Agreement, the Company has agreed to use its best efforts to enter into a definitive agreement as soon as practicable to divest itself of certain non-core assets of the Company acquired in connection with its purchase of: (i) Percipia, Inc. and its wholly-owned subsidiary Percipia Networks, Inc.; and (ii) the assets of Telecom FM, at a purchase price equal to the amount paid by the Company for such assets plus the amount of any intercompany debt incurred and advances made in connection with such purchases by the Company. Such non-core assets are currently held in separate wholly-owned subsidiaries of the Company.

CUSIP No. 867017105	13D/A	Page 8 of 10 Pages

In connection with the investment by Coconut Palm, the Company plans to pursue a strategic alternative to its current line of business by entering into the pest and termite control services industry. The Company’s proposed strategy for entering into the pest and termite control services industry may require it to enter into acquisitions, the consideration for which may be shares of the Company’s Common Stock. As a result, at the Annual Meeting the Company obtained shareholder approval of a proposal to amend the Company’s Articles of Incorporation to, among other things, increase the number of authorized shares of the Company’s capital stock to 108,000,000 shares, of which 100,000,000 million shares are Common Stock and 8,000,000 shares are preferred stock.

In addition, in connection with the transactions under the Purchase Agreement, the shareholders of the Company approved a proposal to increase the size of its Board of Directors from 5 to 7 members at the Annual Meeting. Further, at the Annual Meeting, the shareholders elected six directors to the Company’s Board of Directors, including Richard C. Rochon and Mario B. Ferrari, both of whom are affiliates of and were designees of Coconut Palm. Also, Coconut Palm has the right pursuant to the Purchase Agreement to nominate one additional director to fill the newly created vacancy, which such nominee will be elected by a majority vote of the Board of Directors within 30 days of the Annual Meeting, as provided by the Company’s bylaws. Moreover, Stephen P. Oppenheim, who was elected as a director at the Annual Meeting, has agreed to resign from the Board of Directors at a future date, and Coconut Palm has the right to nominate an additional director to fill the vacancy created by Mr. Oppenheim’s resignation, which such nominee will be elected by a majority vote of the Board of Directors within 30 days after the vacancy is created, as provided in the Company’s bylaws.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (iv) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (v) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (vi) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the date this Amendment:

(1)	Coconut Palm beneficially owns 15,000,000 shares of the Company’s Common Stock, which represents 78.9% of the outstanding shares of the Company’s Common Stock.

(2)	Coconut Palm Inc. is the general partner of Coconut Palm and, therefore, Coconut Palm Inc., has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm. As a result, Coconut Palm Inc. may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm.

(3)	Richard C. Rochon is the sole shareholder, 1 of 2 directors and the President of Coconut Palm Inc., and, therefore, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm Inc. As a result, Mr. Rochon may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm.

(4)	Mario B. Ferrari is 1 of 2 directors and the Vice President of Coconut Palm Inc., and, therefore, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm Inc. As a result, Mr. Ferrari may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm.

CUSIP No. 867017105	13D/A	Page 9 of 11 Pages

(5)	The Reporting Persons are deemed to beneficially own, in the aggregate, 15,000,000 shares of the Company’s Common Stock, constituting approximately 78.9% of the outstanding shares of the Company’s Common Stock.

The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons is based on 9,014,870 shares, which is the total number of shares of Common Stock outstanding as of February 8, 2005, following the closing of the Purchase Agreement, as provided by the Company.

(b)	Each of the Reporting Persons has the power, or may be deemed to have the power, to vote all the shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by it or him. As of the date of this Amendment, Coconut Palm owns of record 5,000,000 shares of Common Stock, or 55.5% of the outstanding shares, and immediately exercisable warrants to purchase up to an additional 10,000,000 shares of Common Stock, or beneficial ownership of 78.9% of the Common Stock.

(c)	None of the Reporting Persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)	There is no other person that is known to have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the Reporting Persons named in response to paragraph (a).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 4 above, Coconut Palm entered into a Voting Agreement (as defined in Item 4) with the Company’s then majority shareholder, Michael D. Herman, in connection with the Purchase Agreement (as defined in Item 4). Pursuant to the Voting Agreement, Mr. Herman agreed to vote certain of his beneficially owned shares of Common Stock in favor of certain proposals at the Annual Meeting (as defined in Item 4). The Voting Agreement terminated on February 8, 2005, upon the closing of the Purchase Agreement.

As described in Item 4 above, on February 8, 2005, the Company consummated the transactions contemplated in the Purchase Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Joint Filing Agreement relating to the filing of this Schedule 13D.

Exhibit 2.	Purchase Agreement, dated November 17, 2004, by and between Sunair Electronics, Inc., a Florida corporation, and Coconut Palm Capital Investors II, Ltd., a Florida limited partnership. (1)

Exhibit 3.	Voting Agreement and Irrevocable Proxy, dated November 17, 2004, by and between Michael D. Herman and Coconut Palm Capital Investors II, Ltd., a Florida limited partnership. (2)

Exhibit 4.	Form of First Tranche Warrant (3)

(1)	Filed as Annex B to the Company’s Definitive Proxy Statement filed on January 18, 2005 and incorporated by reference herein.

(2)	Filed as Annex F to the Company’s Definitive Proxy Statement filed on January 18, 2005 and incorporated by reference herein.

(3)	Filed as Annex E to the Company’s Definitive Proxy Statement filed on January 18, 2005 and incorporated by reference herein.

CUSIP No. 867017105	13D/A	Page 10 of 10 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2005

COCONUT PALM CAPITAL INVESTORS II, LTD.

	By:	Coconut Palm Capital Investors II, Inc.,
as general partner

By:	/s/ RICHARD C. ROCHON
	Name:	Richard C. Rochon
	Title:	President

COCONUT PALM CAPITAL INVESTORS II, INC.
By:	/s/ RICHARD C. ROCHON
	Name:	Richard C. Rochon
	Title:	President

/s/ RICHARD C. ROCHON
Richard C. Rochon

/s/ MARIO B. FERRARI
Mario B. Ferrari

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 867017105	13D/A

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Joint Filing Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

February 18, 2005

COCONUT PALM CAPITAL INVESTORS II, LTD.
By:	Coconut Palm Capital Investors II, Inc.,
as general partner

By:	/s/ RICHARD C. ROCHON
	Name:	Richard C. Rochon
	Title:	President

COCONUT PALM CAPITAL INVESTORS II, INC.
By:	/s/ RICHARD C. ROCHON
	Name:	Richard C. Rochon
	Title:	President

/s/ RICHARD C. ROCHON
Richard C. Rochon

/s/ MARIO B. FERRARI
Mario B. Ferrari